Exhibit 99.1



                    Origin Agritech Limited Reports Unaudited
                  Fiscal 2007 Second Quarter Financial Results

         Origin Outperforms Competitors During Important Transition Year



    BEIJING--(BUSINESS WIRE)--May 23, 2007--Origin Agritech Limited (NASDAQ: SEED) ("Origin" or "the Company"), a vertically-integrated supplier of hybrid crop seeds in China, today announced unaudited financial results for the three months ended March 31, 2007. Origin prepares its financial statements in accordance with generally accepted accounting principles of the United States.

    Deferred revenue more than doubled to RMB326.92 million (US$42.33 million) at March 31, 2007 from RMB163.1 million (US$20.9 million) at December 31, 2006. This deferred revenue reflects the value of Origin's crop seeds after evidence of a sales arrangement is confirmed, delivery to the customer is made, and full pre-payment from the customer is received, but before the final sales price is fixed and determined after Origin applies sales volume incentives to its customers. It is expected that this deferred revenue will be recorded on the income statement in the fiscal 2007 third quarter ending June 30, 2007. As anticipated, due to revenue recognition, revenues for the fiscal 2007 second quarter were minimal although they did rise to RMB1.04 million (US$0.13 million), compared to revenues of RMB0.11 million (US$0.01 million) for the same period in 2006. Net loss for the period was RMB31.37 million (US$4.06 million), or US$0.16 per diluted share, as compared to a net loss of RMB15.69 million (US$1.96 million), or US$0.08 per share, in the same period of fiscal 2006 (see Additional Financial Results Overview below).

    Dr. Gengchen Han, Chairman and Chief Executive Officer of Origin, commented, "We believe Origin has outperformed our competitors during an important transition year for the domestic seed market. Together with our affiliated companies, Origin's presence throughout China is increasing. We also believe that our strong balance sheet, premium seed products, national distribution, and state-of-the-art facilities will provide us with a solid platform for growth in 2008 and allow us to benefit from this 2007 transformation period." (see details in following section).

    Market Conditions

    Recent market developments in China are causing the 2007 hybrid seed industry to undergo a period of transition. According to government policy enacted May 2006, local government administrative offices must stop engaging in the seed production and distribution business by the end of June 2007. Further, seed enterprises associated with these offices can no longer receive preferential treatment from government entities as of June 2007. As a result, a number of seed companies are liquidating their inventories at reduced prices. Due to the elimination of these preferential treatments, limited credit facilites for smaller seed companies, and the small size of most of these operations, Origin does not expect the selling of seed at below market prices to last. On the contrary, the Company believes that this signals an imminent exit from the marketplace by those competitors, yielding perhaps a reallocation of market share and a significant opportunity for Origin in the near future. While this environment has impacted the seed industry as a whole in China, the yield of Origin's hybrid seeds and its reputation amongst farmers allowed Origin's average seed price during this period to decline at a lesser rate than the average seed price of the competition.

    Healthy economics continue to surround the agriculture industry as a whole. Commodity corn prices continue to rise worldwide and should continue along this trend. The total acreage for corn crops in China continues to grow, as well. China's cropland estimates by the Ministry of Agriculture are consistent with overall market size growth despite the pricing anomalies in the marketplace this year. These reports suggest that corn could be planted on as many as 67.7 million acres and rice could be planted on 72 million acres during the 2007 growing season (the number of acres may change based on weather conditions and other variables).

    Company Update

    Origin noted the following updates:

    -- As stated by China's Ministry of Agriculture in its most recent report for 2006, an official ranking within China, three of Origin's companies were represented in the largest 35 seed companies in China. Beijing Origin itself was listed as the fourth largest seed company in China.

    -- Origin's product portfolio, which contains approximately 100 varieties of hybrid seed, is among the broadest in China. Several products that were approved last year are on commercial trial in 2007, and will be available for mass deployment in 2008. Among these new products is Liyu 35, a high-density corn hybrid that has performed exceedingly well in its initial year. In addition, the Company continues to expect the approval and introduction of at least 8 new proprietary hybrid seeds in 2007.

    -- In October 2006, Origin acquired an additional 42.4% equity interest in Denong Zhengcheng Seed Company, Ltd. ("Denong"), a developer, producer, and marketer of hybrid rice, cotton, and canola principally in the southwestern region of China. During the fiscal 2007 second quarter, Origin acquired an additional 3.0% equity interest in Denong. In combination with its previous investment, Origin now owns approximately 98% of Denong.

    -- Origin has commenced construction of a new hybrid seed production facility in the suburbs of Beijing (Daxing
        District). The project remains on track and is scheduled for completion by the end of 2007. This should add to Origin's production capacity, which is the largest in China currently.

    -- Origin's execution of its realignment plan towards core objectives continues to impact the Company. Origin expects to drive additional operational efficiencies and cost savings through the end of FY2007 due to the further implementation of these initiatives.

    -- Origin acquired an additional 9.2% interest in its Jilin Changrong Seed Company Ltd. ("Jilin Changrong") subsidiary from certain shareholders, increasing its majority interest in the hybrid seed company in Northern China. This presents Origin with two strong families of crop seed brands in corn dominated Northern China region.

    Dr. Han concluded, "We remain confident in our competitive position. Our industry, while in a temporary state of flux, is allowing us opportunity for both organic growth and strategic acquisitions, which we intend to vigorously pursue."

    Additional Financial Results Overview

    Gross loss for the three months ended March 31, 2007 increased to RMB0.87 million (US$0.11 million) from RMB0.52 million
(US$0.07 million) for the same period in 2006. Total operating expenses declined to RMB30.76 million (US$3.98 million) from RMB31.55 million (US$3.94 million) in the same quarter last year. Origin expects that these expenses will continue trending downward due the benefits realized by its previously announced realignment plan. For the second quarter of fiscal 2007:

    -- G & A expenses for the three months ended March 31, 2007 were RMB13.19 million (US$1.71 million), an increase of 38.15% from RMB9.55 million (US$1.19 million) for the same period in 2006. This was primarily due to the increase of RMB1.51 million (US$0.20 million) in employee salaries and benefits, as well as higher operating activities expenses of RMB0.97 million (US$0.13 million) and higher professional fees totaling RMB0.87 million (US$0.11 million).

    -- Selling and marketing expenses for the three months ended March 31, 2007 decreased by 28.49% to RMB12.03 million (US$1.56 million) from RMB16.82 million (US$2.10 million) for the same period in 2006. This decrease is primarily due to a strategic shift that now places greater emphasis on effective market penetration by providing services directly to the local farmers, and less emphasis on mass media advertising.

    -- R & D expenses for the three months ended March 31, 2007 were RMB5.54 million (US$0.72 million), as compared to RMB5.18 million (US$0.65 million) for the same period in 2006.

    The operating loss for the three months ended March 31, 2007 was RMB31.62 million (US$4.09 million) as compared to RMB32.07 million (US$4.00 million) in the same period in 2006.

    Origin's share of earnings in equity investee companies was a loss of RMB1.04 million (US$.13 million) as compared to a gain of RMB4.62million (US$.58million) in the same period last year. The difference was due to a delay of the price confirmation of Jilin Changrong this year. Sales from the period appear as deferred revenue on Jilin Changrong's balance sheet, and will be recognized in the June quarter also.

    Net loss for the three months ended March 31, 2007 was RMB31.37 million (US$4.06 million), as compared to RMB15.69 million (US$1.96 million) for the same period in 2006. The difference was mainly due to the increased interest expense from higher working capital costs at Denong and decreased earnings in equity investee companies.

    Revenue Guidance

    Origin continues to believe that it can meet its previously issued guidance of US$80-US$90 million in total revenues for the year ending September 30, 2007. The guidance is based on the ability to close certain acquisitions, continued strong performance in Origin's base business, the introduction and growth in the sale of proprietary seeds, and is subject to certain market conditions.

    Share Repurchase

    During the period, Origin repurchased 326,555 shares of common stock under its previously announced share repurchase plan. Origin expects to continue repurchasing shares under the terms and conditions of the existing plan.

    Conference Call

    Management will conduct a conference call on Thursday, May 24, 2007 at 9:00 am ET to discuss these results. Interested parties may participate in the call by dialing (888) 751-6344(U.S.) or (706) 679-3079 (International) approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Origin Agritech conference call. A recorded replay of the call will be available until 11:59 pm Eastern Time on June 7, 2007. Listeners may dial (800) 642-1687 (U.S.) or (706) 645-9291(International) and use the code 1331046 for the replay. In addition, the conference call and slide presentation will be broadcast live over the Internet at http://investor.shareholder.com/media/eventdetail.cfm?mediaid=25749&c=
SEED&mediakey=F67759A74E8F3AAE76BAEF1CCF558F5C&e=0 (Due to its length, this URL may need to be copied/pasted into your Internet browser's address field. Remove the extra space if one exists.) and at Origin's corporate web site, www.originagritech.com. The internet audio stream will be available until 11:59 pm Eastern Time on Tuesday, June 26, 2007. A copy of frequently asked questions and this quarter's slide presentation will also be available at Origin's corporate web site, www.originagritech.com.

    About Origin

    Origin specializes in the research, development, production, sale and distribution of hybrid crop seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan, Sichuan, Hebei, Yunnan, Jiangsu, Shanxi, Guizhou, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had ten proprietary corn hybrids, six proprietary rice hybrids and two proprietary canola hybrids currently on the market.

    Forward Looking Statements

    This release contains forward-looking statements. These statements include, without limitation, statements regarding our expectations (such as our anticipated range of revenues for the fiscal year 2007 and our ability to consummate acquistions in order to reach these targets), assumptions, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.



                CONSOLIDATED STATEMENTS OF OPERATIONS
                  (In thousands, except share data)

                                Three months ended March 31,
                       -----------------------------------------------
                              2006        2006        2007        2007
                               RMB         US$         RMB         US$
                       (Unaudited) (Unaudited) (Unaudited) (Unaudited)

Revenues                      108          13       1,036         134
Cost of revenues             (630)        (79)     (1,902)       (246)
                       ----------- ----------- ----------- -----------

Gross profit (loss)          (522)        (66)       (866)       (112)
                       ----------- ----------- ----------- -----------

Operating expenses:
  Selling and
   marketing              (16,819)     (2,098)    (12,027)     (1,557)
  General and
   administrative          (9,546)     (1,191)    (13,188)     (1,708)
  Research and
   development             (5,181)       (646)     (5,540)       (717)
                       ----------- ----------- ----------- -----------

Total operating
 expenses                 (31,546)     (3,935)    (30,755)     (3,982)
                       ----------- ----------- ----------- -----------

Other operating income          -           -           -           -
                       ----------- ----------- ----------- -----------

Income (loss) from
 operations               (32,068)     (4,001)    (31,621)     (4,094)
Interest expense           (1,279)       (160)     (4,963)       (643)
Share of earnings in
 equity investee
 companies                  4,620         576      (1,037)       (134)
Interest income             3,023         377       2,543         329
Other income                1,439         179         710          92
                       ----------- ----------- ----------- -----------

Income (lLoss )before
 income taxes and
 minority interests       (24,265)     (3,029)    (34,368)     (4,450)
Income tax expense
  Current                    (195)        (24)       (278)        (36)
  Deferred                  7,946         991       2,727         353
                       ----------- ----------- ----------- -----------

Income tax expense          7,751         967       2,449         317
                       ----------- ----------- ----------- -----------

Income (loss) before
 minority interests       (16,514)     (2,062)    (31,919)     (4,133)
Minority interests            824         103         553          72
                       ----------- ----------- ----------- -----------

Net income (loss)         (15,690)     (1,959)    (31,366)     (4,061)
                       =========== =========== =========== ===========

Net income (loss) per
 share - basic              (0.67)      (0.08)      (1.34)      (0.17)
                       =========== =========== =========== ===========

Net income (loss ) per
 share - diluted            (0.66)      (0.08)      (1.26)      (0.16)
                       =========== =========== =========== ===========

Shares used in
 calculating basic net
 income (loss) per
 share                 23,453,077  23,453,077  23,364,058  23,364,058
                       =========== =========== =========== ===========

Shares used in
 calculating diluted
 net income (loss) per
 share                 23,900,012  23,900,012  24,864,058  24,864,058
                       =========== =========== =========== ===========




                     CONSOLIDATED BALANCE SHEETS
                            (In thousands)

                            September 30,             March 31,
                              2006        2006        2007        2007
                               RMB         US$         RMB         US$
Assets                                         (Unaudited) (Unaudited)
Current assets:
  Cash and cash
   equivalents            140,953      17,833      38,169       4,942
  Debt securities         146,816      18,575     118,941      15,401
  Accounts
   receivables, net        12,467       1,577      25,291       3,275
  Due from related
   parties                  6,868         869       8,914       1,154
  Advances to
   suppliers                3,559         451       3,811         493
  Advances to growers      49,250       6,230       6,844         886
  Inventories             343,575      43,468     723,136      93,632
  Income tax
   recoverable              2,186         277         706          91
  Prepaid expenses and
   other current
   assets                  12,766       1,615      14,099       1,826

Total current assets      718,440      90,895     939,911     121,700
Land use rights, net       16,923       2,141      16,725       2,166
Plant and equipment,
 net                      125,425      15,869     128,205      16,600
Equity investments         38,888       4,920      72,346       9,367
Goodwill                   10,900       1,379      11,973       1,550
Due from related
 parties                    6,500         822       6,500         842
Acquired intangible
 assets, net               29,878       3,780      30,913       4,003
Deferred income tax
 assets                     4,042         511      14,864       1,925
Other assets               33,130       4,191      29,278       3,791

Total assets              984,126     124,508   1,250,715     161,944

Liabilities, minority
 interests and
 shareholder's equity
Current liabilities:
  Short-term
   borrowings             253,000      32,009     294,000      38,067
  Accounts payable         22,012       2,785      29,728       3,849
  Due to growers           38,794       4,908       6,556         849
  Due to related
   parties                 10,335       1,308      31,646       4,098
  Advances from
   customers               76,143       9,633      93,539      12,111
  Deferred revenues        24,101       3,049     326,924      42,333
  Income tax payable       39,059       4,942      39,222       5,078
  Other payables and
   accrued expenses        46,187       5,840      44,759       5,795

Total current
 liabilities              509,631      64,474     866,374     112,180

Long-term borrowings        1,880         238       1,880         243
Other long-term
 liability                  1,000         127       2,428         314

Total liabilities         512,511      64,839     870,682     112,737

Minority interests         13,049       1,651       4,551         589

Commitments and
 contingencies

Shareholder's equity:
  Preferred stock (no
   par value;1,000,000
   shares authorized,
   none issued)                 -           -           -           -
  Common stock (no par
   value; 60,000,000
   shares authorized,
   23,472,910 shares
   issued and
   outstanding as of
   September 30, 2006
   and 23,472,910
   shares issued as of
   March 31, 2007)              -           -           -           -
  Additional paid-in
   capital                340,810      43,119     343,452      44,470
  Retained earnings       121,796      15,410      59,723       7,733
  Treasury stock at
   cost (326,555
   shares)                                        (20,244)     (2,621)
  Accumulated other
   comprehensive loss      (4,040)       (511)     (7,449)       (964)

Total shareholders'
 equity                   458,566      58,018     375,482      48,618

Total liabilities,
 minority interests
 and shareholders'
 equity                   984,126     124,508   1,250,715     161,944




    CONTACT: Origin Agritech Limited
             Jeff Wang, 0086-10-5890-7518
             Chief Financial Officer
             or
             Irving Kau, 760-918-1781
             Vice President, Finance
             or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608